FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of February

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: April 30, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Virginia Gold Mines Inc. 2003-2004 Third quarterly Message from the President

Virginia is pleased to present the results of the third quarter of 2003-2004 and a brief overview of exploration activities during that period.

Ongoing Drilling Campaigns
Four drilling campaigns are in progress on the following projects : Corvet, Coulon, MegaTEM and Gayot Lake. In total, more than 35 000 meters will be drilled this year.

Poste Lemoyne Extension
The drilling campaign completed on the Poste Lemoyne Extension project has allowed to define a low grade auriferous structure called the Orfée Est zone. This zone remains open in all directions and will be the object of further drilling in 2004.

Exploration Budget
Virginia’s exploration budget adds up to $8 million, including $5 million that is financed by our different partners and tax incentive program. Without any debt, the company had, as of February 28, around $20 million in working capital and exploration funds.

The President,
André Gaumond

Highlights :
March 8 2004; Drilling begins at Gayot, Corvet and Coulon &: Signing of an agreement with Matamec on Apple project

March First 2004; Poste Lemoyne: emergence of a second gold zone - La Grande Sud: Cambior abandons its option

January 12 2004; Launch of new website for Virginia gold mines and upcoming drill campaigns

What they said about us :
“Virginia has focused its exploration work on Northern Quebec. That focus has given Virginia and his team a level of understanding of the geology of the area that is years ahead of anybody else. Virginia’s expertise has been recognized by some prestigious awards from his peers." Lawrence Roulston’s Resource Opportunities, 2004

Publication of two studies on Virginia one by Westwind Partners and another by Desjardins Securities.

All those documents are on our website at www.virginia.qc.ca

Management Analysis of Results of Operations and Financial Position

Nature of operations

Virginia specializes in gold and base metal exploration in Quebec. Throughout several years, the company has concentrated its activities outside of established mining camps and previously explored areas. Virginia has profited from all the various exploration incentives available from both levels of government. Furthermore, the Company is privileged to be in partnership with major mining companies in order to share the risk of exploration and to discover large deposits or new mining camps.

Results of Operations

The Company suffered a net loss of $248 614 during the first nine months compared to $1 247 180 for the corresponding period of the previous fiscal year. Interest revenues have more than doubled. A reorganization of investments explains this gap. The Company also receives fees for its role as operator of projects in partnerships. The increase in office expenses is due to a compensation of $47 859 paid to holders of stock options who have renounced to a total of 1 074 679 options last July. The increase in general exploration costs is due to an increase in research of new projects with its partner Billiton Resources Canada inc. Lac à David property has been abandoned during the second quarter. During the last nine months, the Auclair, Baie Payne, Chutes des Passes, Kogaluk, La Grande Sud, Fosse PT-PD, Eastmain Ouest, Grenville and Lac Bonfait properties have been partly abandoned.

Liquidity and Financing

Virginia’s working capital remains excellent at $13 715 832, increasing by $558 528 from the beginning of the period. The Company also has exploration funds of $6 402 887 that will finance exploration work during the next fiscal years. The Company has no debt and the working capital will cover the cost of current expenses and some exploration costs in future years. The Company has proceeded with a financing totalling $8 082 000, $575 330 of which have served in paying financing fees and $7 506 670 have been added to the exploration fund. 166 667 warrants have been exercised for a total of $250 000 and 329 366 stock options have been exercised for a total of $225 235.

Risk and uncertainties

The Company is considered to be in the exploration stage, thus it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Outlook

The Company will be extremely active in exploration throughout the next months. This Summer, work will mainly be carried out on Corvet Est, Coulon, Eleonore, Lac Gayot and Grenville properties.

Management's Responsibility for Financial Information

Virginia’s financial statements are the responsibility of the company’s management, and have been approved by the board of directors. The financial statements were prepared by the company’s management in accordance with generally accepted Canadian accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

(s) André Gaumond President and CEO	(s) Gaétan Mercier Chief Financial Officer

VIRGINIA GOLD MINES INC. (An exploration company) Balance sheets (expressed in Canadian dollars)
	February 29, 2004 $ (unaudited)	May 31, 2003 $ (audited)
ASSETS
Current assets
Cash and cash equivalents	2 540 779	1 197 687
Short-term investments (quoted value: 10,016,047 $10,016,609 $)	9 404 319	9 907 996
Amounts receivable	2 190 129	2 728 211
Prepaid expenses	232 525 ______________________	33 606 ______________________
	14 367 752	13 867 500

Exploration funds	6 402 887	242 859
Long-term investments (quoted value $299 397, $129 799)	149 744	171 180
Office equipment, at cost less accumulated depreciation of $9 232 ($6 955 as at May 31, 2003)	12 968	5 484
Mining properties	8 438 219	7 298 353
Web site development expenses, at cost less accumulated amortization of $1 387 ($675 as at May 31, 2003)	4 910 ______________________	3 825 ______________________
	29 376 480 ______________________	21 589 201 ______________________

LIABILITIES Current liabilities Accounts payable and accrued liabilities
Related companies	108 638	63 270
Others	543 282 ______________________	646 926 ______________________
	651 920 ______________________	710 196 ______________________

SHAREHOLDERS' EQUITY
Share capital	52 262 968	45 060 060
Stock options	221 339	65 540
Warrants	735 462	---
Deficit	(24 495 209) ______________________	(24 246 595) ______________________
	28 724 560 ______________________	20 879 005 ______________________
	29 376 480 ______________________	21 589 201 ______________________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of Earning and Deficit
For the periods of three (3) and nine (9) months ended February 29, 2004 and February 28, 2003 (unaudited)
(expressed in Canadian dollars) ______________________________________________________________________________________________
	2004 3 months $	2003 3 months $	2004 9 months $	2003 9 months $
Revenue
Dividends	81 339	77 847	240 602	237 365
Gain on sale of short-term investments	195 188	25 854	200 733	52 008
Interests	294 878	128 546	641 322	313 393
Fees	21 597 _________	47 461 _________	83 603 _________	119 146 _________
	593 002 _________	279 708 _________	1 166 260 __________	721 912 _________
Expenses
Professional and maintenance fees	111 489	29 499	166 537	180 687
Management fees	55 338	36 537	134 393	110 844
Rent and office expenses	129 821	123 451	410 139	358 503
Advertising and exhibitions	19 518	70 024	69 300	117 605
Travelling	13 013	35 256	54 745	74 684
Depreciation of office equipment	1 283	540	2 276	1 250
Amortization of web site development expenses	372	---	712	---
General exploration cost	82 452	(34 403)	297 808	57 062
Cost of abandoned mining properties	206 581	567 064	286 374	1 046 403
Loss (gain) on sale of long-term investments	(13 280) _________	24 761 _________	(10 428) _________	53 355 _________
	606 587 _________	852 729 _________	1 411 856 _________	2 000 393 _________

Loss for the period before income taxes	(13 585)	(573 021)	(245 596)	(1 278 481)
Income taxes	--- ___________	(26 210) ___________	(3 018) ___________	(31 301) ___________
Net loss for the period	(13 585)	(546 811)	(248 614)	(1 247 180)
Deficit - Beginning of period	(24 481 624) ___________	(23 406 576) ___________	(24 246 595) ___________	(22 706 207) ___________
Deficit - End of period	(24 495 209) ___________	(23 953 387) ___________	(24 495 209) ___________	(23 953 387) ___________
Basic and diluted net loss per share	(0.001) ___________	(0.018) ___________	(0.008) ___________	(0.042) ___________
Basic and diluted weighted average number of shares outstanding	36 557 636 _____________	29 990 132 _____________	30 896 235 _____________	29 785 712 _____________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of Cash Flows
For the periods of three (3) and nine (9) months ended February 29, 2004 and February 28, 2003 (unaudited)
(expressed in Canadian dollars) _______________________________________________________________________________________________________

	2004 3 months $	2003 3 months $	2004 9 months $	2003 9 months $
Cash flows from operating activities
Net loss for the period	(13 585)	(546 811)	(248 614)	(1 247 180)
Items not affecting cash and cash equivalents
Cost of abandoned mining properties	206 581	567 064	286 374	1 046 403
Depreciation of office equipment	1 283	540	2 276	1 250
Amortization of web site development expenses	372	---	712	---
Compensation cost of stock options	133 686	(2 790)	158 099	62 750
Gain on sale of short-term investments	(195 188)	(25 854)	(200 733)	(52 008)
Loss (gain) on sale of long-term investments	(13 280) ___________	24 761 ___________	(10 428) ___________	53 355 ___________
	119 869 ___________	16 910 ___________	(12 314) ___________	(135 430) ___________
Net change in non-cash working capital items
Income taxes recoverable	---	---	---	3 340
Amounts receivable	696 395	1 245 594	1 732 082	380 132
Prepaid expenses	(195 078)	(6 048)	(198 919)	(1 086)
Accounts payable and accrued liabilities	(151 422) ___________	140 732 ___________	(573 410) ___________	433 628 ___________
	349 895 ___________	1 380 278 ___________	959 753 ___________	816 014 ___________
	469 764 ___________	1 397 188 ___________	947 439 ___________	680 584 ___________
Cash flows from financing activities
Increase (decrease) in share capital issued for cash,net of share issue expenses	(46 892)	764 303	7 200 608	2 039 592
Increase in warrants	35 022 ___________	--- ___________	735 462 ___________	--- ___________
	(11 870) ___________	764 303 ___________	7 936 070 ___________	2 039 592 ___________
Cash flows from investing activities
Change in short-term investments	(377 880)	(1 978 737)	712 148	(2 124 956)
(Increase) decrease in exploration funds	1 103 783	162 916	(6 160 028)	399 082
Change in long-term investments	24 126	14 719	24 126	65 899
Increase in mining properties	(828 007)	(346 600)	(2 105 106)	(948 708)
Additions to office equipment	(9 420)	(1 845)	(9 760)	(1 845)
Web site development expenses	(240) ___________	--- ___________	(1 797) ___________	--- ___________
	(87 638) ___________	(2 149 547) ___________	(7 540 417) ___________	(2 610 528) ___________

Net change in cash and cash equivalents	370 256	11 944	1 343 092	109 648
Cash and cash equivalents - Beginning of period	2 170 523 ___________	1 450 411 ___________	1 197 687 ___________	1 352 707 ___________
Cash and cash equivalents - End of period	2 540 779 ___________	1 462 355 ___________	2 540 779 ___________	1 462 355 ___________

Additional information
Interests cashed	271 322	125 070	617 766	202 759
Income taxes paid	2 913	3 063	13 627	9 189
Long-term investments transferred in short-term investments	---	---	7 738	---
Tax credit and mining rights receivable related to exploration costs applied against mining properties	1 194 000	1 165 000	1 194 000	1 165 000
Acquisition of mining properties included in accounts payable and accrued liabilities	515 134	774 874	515 134	774 874

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to InterimFinancial Statements (unaudited)
(expressed in Canadian dollars) ______________________________________________________________________________________________________

1 Summary of significant accounting policies
The financial information as at February 29, 2004 and for the periods ended February 29, 2004 and February 28, 2003 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

These interim financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim financial statements should be read in conjunction with the company’s most recent annual financial statements.

Stock option plan and new accounting policy
On December 15, 2003, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for stock-based compensation and other stock-based payments. It has elected to apply the fair value method prospectively. This method is applied to the awards granted, modified or settled from the start of the fiscal year in which the company adopted this method for these awards. Compensation expenses is recorded for the excess, if any, of the fair value of the shares of the date of grant over the exercise price of the options. The company provides pro-forma earnings and earnings per share information for these awards of stock-based compensation to employees who are not accounted for at fair value during one or many periods for which a statement of results is presented.

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to InterimFinancial Statements (unaudited)
(expressed in Canadian dollars)_____________________________________________________________________________________________________
2 Mining properties	Undivided interest %	Balance as at June 1, 2003 $	Costs incurred $	Mining properties abandoned $	Balance as at February 29, 2004 $

Kogaluk (17 claims)
Mining property	---	9 855	---	(9 333)	522
Exploration costs		111 959 ___________	--- ___________	(106 025) ___________	5 934 ___________
		121 814 ___________	0 ___________	(115 358) ___________	6 456 ___________

Baie Payne (2 permits & 83 claims)
Mining property	50	20 977	1 950	(1 755)	21 172
Exploration costs		117 551 ___________	33 ___________	(7 584) ___________	110 000 ___________
		138 528 ___________	1 983 ___________	(9 339) ___________	131 172 ___________

Chutes des passes (438 claims)
Mining property	100	106 751	524	(8 400)	98 875
Exploration costs		280 176 ___________	20 998 ___________	(23 582) ___________	277 592 ___________
		386 927 ___________	21 522 ___________	(31 982) ___________	376 467 ___________

La Grande Sud (1 permits & 173 claims)
Mining property	100	585 968	---	(3 750)	582 218
Exploration costs		2 973 916 ___________	--- ___________	(19 033) ___________	2 954 883 ___________
		3 559 884 ___________	0 ___________	(22 783) ___________	3 537 101 ___________

Auclair (220 claims)
Mining property	100	250 389	9 274	(13 451)	246 212
Exploration costs		168 502 ___________	--- ___________	(8 728) ___________	159 774 ___________
		418 891 ___________	9 274 ___________	(22 179) ___________	405 986 ___________

Lac Gayot (4 permits & 109 claims)
Mining property	50	29 536	---	---	29 536
Exploration costs		567 200 ___________	11 989 ___________	--- ___________	579 189 ___________
		596 736 ___________	11 989 ___________	0 ___________	608 725 ___________

Poste Lemoyne Extension (1 permit & 49 claims)
Mining property	50	8 132	1 588	---	9 720
Exploration costs		276 292 ___________	206 916 ___________	--- ___________	483 208 ___________
		284 424 ___________	208 504 ___________	0 ___________	492 928 ___________
Lac Noëlla (1 permit & 40 claims)
Mining property	100	52 757	9 450	---	62 207
Exploration costs		423 153 ___________	296 402 ___________	--- ___________	719 555 ___________
		475 910 ___________	305 852 ___________	0 ___________	781 762 ___________

Éléonore (125 claims)
Mining property	100	14 930	30 870	---	45 800
Exploration costs		89 667 ___________	596 512 ___________	--- ___________	686 179 ___________
		104 597 ___________	627 382 ___________	0 ___________	731 979 ___________

MegaTEM (1759 claims)
Mining property	45	31 192	---	---	31 192
Exploration costs		537 258 ___________	354 572 ___________	--- ___________	891 830 ___________
		568 450 ___________	354 572 ___________	0 ___________	923 022 ___________

MegaTEM 3 (228)
Mining property	49	---	--	---	---
Exploration costs		223 200 ___________	--- ___________	--- ___________	223 200 ___________
		223 200 ___________	0 ___________	0 ___________	223 200 ___________
Others
Mining property		165 990	126 591	(23 591)	268 990
Exploration costs		253 002 ___________	975 070 ___________	(61 141) ___________	1 166 931 ___________
		418 992 ___________	1 101 661 ___________	(84 732) ___________	1 435 921 ___________
Tax credit, mining rights and grants		--- ___________	(1 216 500) ___________	--- ___________	(1 216 500) ___________
		7 298 353 ___________	1 426 239 ___________	(286 373) ___________	8 438 219 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Statements of deferred exploration expenses
 (expressed in Canadian dollars)
For the periods of three (3) and nine (9) months ended February 29, 2004 (unaudited) ________________________________________________________________________________________________________

		3 months $	9 months $
Balance - Beginning of period		8 052 271 ___________	7 298 353 ___________
Expenses incurred at beginning of period
Claims and permits		81 166	180 249
Analysis		3 351	64 128
Drilling		301 991	515 637
Geophysics		281 847	409 529
Geology		56 383	237 635
Airborne surveys		171 199	291 049
Stripping		---	65 779
Transport		70 967	414 692
Blasting		111 002	129 112
Salaries		66 075	287 058
Lodging		15 547 ___________	47 871 ___________
		1 159 528 ___________	2 642 739 ___________
Abandoned mining properties		(206 580)	(286 373)
Tax credit, mining rights and grants		(567 000) ___________	(1 216 500) ___________
		(773 580) ___________	(1 502 873) ___________
Balance - End of period		8 438 219 ___________	8 438 219 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Interim Financial Statements (unaudited)
(expressed in Canadian dollars) __________________________________________________________________________________________

3 Share Capital

Unlimited number of common shares, without par value 36 585 719 shares issued and allotted *

* 369 877 shares are subject to escrow and cannot be released without the consent of regulated authorities.

4 Purchase warrants
	Number	Weighted average exercise price $
Outstanding - beginning of period	1 037 180	1.66
Granted	3 044 220	1.94
Exercised	(166 667)	1.50
Expired	(300 000)	2.00
Outstanding - end of period	3 614 733	1.88
Warrants expire at the latest in May 2005.

5 Stock Option Plan

The company established a stock option plan as described in note 9 of the audited annual financial statements. On December 15, the company chose to replace its present method of accounting by the fair value method and to apply it in a prospective way. The following tables present the stock option activity since June 1, 2003 and summarize information about fixed stock options outstanding and exercisable as at February 29:

2004 ________________________________________
		Number	Weighted average exercise price $
Outstanding - Beginning of the period		3 977	682 0.72
Exercised		(329 366)	0.68
Granted		254 500	1.16
Matured or cancelled		(1 099 679) ___________	0.71 ___________
Outstanding and exercisable - End of period		2 803 137 ___________	0.77 ___________

	Options outstanding and exercisable as at Feb. 29, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price $
Range of exercise prices
$0,43 to $0,90	2 671	637 4.64	0.73
$1,25 to $1,42	131 500	9.82	1.42
The fair value of options was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:
Period ended February 29, 2004
Risk-free interest rate		3.63%
Expected volatility		54%
Dividend yield		nil
Weighted average expected life		66 months
Weighted average fair value of options granted		$0.618

The company recognizes, as a compensation cost arising from awards to key employees, officers and directors the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. $86 980 compensation cost has been accounted for in the financial statements for the period ended February 29, 2004. The fair value of stock options granted to key employees, officers and directors during the previous year amounts to $36 800. If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, officers and director, the loss and related loss per share for the previous year would be as follows:

Period ended February 28, 2003

$
Pro-forma loss for the period		1 283 980
Pro-forma basic and diluted loss per share		0,043

The pro-forma loss considers the impact of awards granted to key employees, directors and administrators on July 26, 2002.

The compensation cost arising from stock options granted to suppliers amounts to $71 118 for the period ended February 29, 2004. The compensation cost has been included in professional fees and general exploration cost and the related credit has been recognized in the stock options recorded under Shareholders' Equity.

6 Differences between Canadian and U.S. GAAP

These interim financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 18 to the company’s most recent annual financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim financial statements.

Reconciliation of net loss to conform with U.S. GAAP

The following summary sets out the material adjustments to the company's reported net loss and net loss per share which would be made to conform with U.S. GAAP.

	Three-month periods ended		Nine-month periods ended
	February 29, 2004 $	February 28, 2003 $	February 29, 2004 $	February 28, 2003 $
Net loss for the period in accordance with Canadian GAAP	13 585	546 811	248 614	1 247 188
Mining properties	385 948	(220 464)	1 139 866	(97 695)
Stock options granted to non-employees and repricing	(62 400) ___________	428 684 ___________	530 397 ___________	937 836 ___________
Net loss for the period in accordance with U.S. GAAP	337 133	755 031	1 918 877	2 087 329
Other comprehensive loss Unrealized (gains) loss on short-term investments	(221 097)	(128 974)	(503 115)	78 835
Unrealized losses (gains) on long-term investments	27 282 ___________	29 843 ___________	(191 034) ___________	248 073 ___________
Comprehensive loss	143 318 ___________	655 900 ___________	1 224 728 ___________	2 414 237 ___________

Basic and diluted net loss per share in accordance with U.S. GAAP	(0.004) ___________	(0.022) ___________	(0.040) ___________	(0.082) ___________

Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP	36 557 636 ___________	29 620 255 ___________	30 896 235 ___________	29 415 835 ___________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
	As at February 29, 2004 $ (unaudited)	As at May 31, 2003 $ (audited)
Share capital
Share capital in accordance with Canadian GAAP	52 262 968	45 060 060
Stock options	221 339	65 540
Warrants	735 462	---
Stock-based compensation costs	2 783 729 ___________	2 253 332 ___________
Share capital in accordance with U.S. GAAP	56 003 498 ___________	47 378 932 ___________

Accumulated deficit
Deficit in accordance with Canadian GAAP	24 495 209	24 246 595
Mining properties	8 438 219	7 298 353
Stock-based compensation costs	2 783 729 ___________	2 253 332 ___________
Deficit in accordance with U.S. GAAP	35 717 157 ___________	33 798 280 ___________
Other accumulated comprehensive income Unrealized gains on short-term investments
Balance - Beginning of period	108 613	232 631
Unrealized gains (losses) arising during the period	503 115 ___________	(124 018) ___________
Balance - End of period	611 728 ___________	108 613 ___________

Unrealized (gains) losses on long-term investments
Balance - Beginning of period	(41 381)	(223 311)
Unrealized gains arising during the period	191 034 ___________	181 930 ___________
Balance - End of period	149 653 ___________	(41 381) ___________
Other accumulated comprehensive income	761 381 ___________	67 232 ___________

VIRGINIA GOLD MINES INC.
(An exploration company)
Notes to Interim Financial Statements (unaudited)
(expressed in Canadian dollars)
__________________________________________________________________________________________________________

Balance Sheets
	February 29, 2004 $ (unaudited)	May 31, 2003 $ (audited)
Current assets
Cash and cash-equivalents	2 540 779	1 197 687
Short-term investments	10 016 047	10 016 609
Amounts receivable	2 190 129	2 728 211
Prepaid expenses	232 525 ___________	33 606 ___________
	14 979 480	13 976 113

Exploration funds	6 402 887	242 859
Long-term investments	299 397	129 799
Office equipment	12 968	5 484
Web site development expenses	4 910 ___________	3 825 ___________
	21 699 642 ___________	14 358 080 ___________

Current liabilities
Accounts payable and accrued liabilities
Related companies	108 638	63 270
Others	543 282 ___________	646 926 ___________
	651 920 ___________	710 196 ___________

Shareholders' Equity
Share capital	56 003 498	47 378 932
Deficit	(35 717 157)	(33 798 280)
Other accumulated comprehensive income	761 381 ___________	67 232 ___________
	21 047 722 ___________	13 647 884 ___________
	21 699 642 ___________	14 358 080 ___________

Statements of cash flows
	Three-month periods ended		Nine-month periods ended
	February 29, 2004 $	February 28, 2003 $	February 29, 2004 $	February 28, 2003 $
Operating activities	(358 243)	624 694	(1 157 667)	(1 268 710)
Financing activities	(11 870)	1 353 113	7 936 070	3 439 260
Investing activities	740 369 ___________	(1 965 863) ___________	(5 435 311) ___________	(2 060 902) ___________
Increase in cash and cash equivalents	370 256	11 944	1 343 092	109 648
Cash and cash equivalents - Beginning of period	2 170 523 ___________	1 450 411 ___________	1 197 687 ___________	1 352 707 ___________
Cash and cash equivalents - End of period	2 540 779	1 462 355	2 540 779	1 462 355
	___________	___________	___________	___________
Statements of earnings
	Three-month periods ended		Nine-month periods ended
	February 29, 2004 $	February 28, 2003 $	February 29, 2004 $	February 28, 2003 $
Revenues	593 002	279 708	1 166 260	721 912
Expenses	930 135 ___________	1 060 949 ___________	3 088 155 ___________	2 840 542 ___________
Loss for the period before income taxes	(337 133)	(781 241)	(1 921 895)	(2 118 630)
Income taxes	--- ___________	(26 210) ___________	(3 018) ___________	(31 301) ___________
Net loss for the period in accordance with U.S. GAAP	(337 133) ___________	(755 031) ___________	(1 918 877) ___________	(2 087 329) ___________

Accounting for stock-based compensation
	Three-month periods ended		Nine-month periods ended
	February 29, 2004 $	February 28, 2003 $	February 29, 2004 $	February 28, 2003 $
Net loss for the period in accordance with U.S. GAAP	337 133	755 031	1 918 877	2 087 329
Adjustment related to stock options granted to directors and managers	--- ___________	--- ___________	--- ___________	756 884 ___________
Pro-forma net loss for the period	337 133 ___________	755 031 ___________	1 918 877 ___________	2 844 213 ___________
Pro-forma net loss per share	0.009 ___________	0.025 ___________	0.062 ___________	0.097 ___________